SO 4/08/03

AB 4/8/03

03015752

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 AMEND
PART III
Amended

SEC FILE NUMBER
8-44638

RECEIVED APR 04 2003 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schild Asset Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 North Hiatus Road Suite 103
(No. and Street)

Pembroke Pines (City) FL (State) 33026 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur N. Framke (954) 447-9109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles V. Williams
(Name – *if individual, state last, first, middle name*)

99 NE 17 Avenue (Address) Fort Lauderdale (City) FL (State) 33305 (Zip Code)

CHECK ONE:

- XX ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB

OATH OR AFFIRMATION

I, Arthur N. Framke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schild Asset Management, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ada Valdes
MY COMMISSION # CC918650 EXPIRES
June 16, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

Notary Public

Signature

C.F.O.

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE I (as amended 3/27/03)

SCHILD ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1
DECEMBER 31, 2002

Total stockholders equity from Statement of Financial Condition	$196,970.
Deduct-non allowable assets and other charges (Exhibit I)	63,989.
Net Capital	**$132,981.**

COMPUTATION OF AGGREGATE INDEBTEDNESS

Due to clearing broker	$ 59.490.
Accounts Payable and Accruals	168,253.
Aggregate indebtedness	227,743.
* Contingency	4,000,000
Total Aggregate indebtedness	**$4,227,743**

Ratios of aggregate indebtedness to net capital 3189%

* This is the amount in arbitration -- noted under contingencies on this report. After review, NASD has requested this amount be included. With this amount included, companies net capital requirements are $282,710, making the net capital deficient $149,729 retroactive to 12/31/02. Subsequently on March 7, 2003, two days after the request by the NASD, $150,000 in fresh capital was contributed to the company by a stockholder.

**There were no material differences between the amended Focus report and this statement

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